Exhibit 99.4
Wipro Limited — Results for the Quarter & Six months ended September 30, 2008 Rs. in Million Rs. in Million ParticularsQuarter ended Six months ended Year ended September 30, September 30, March 31, Quarter ended Six months ended Year ended 2008 2007 Growth % 2008 2007 Growth % 2008 30 September 130 September 30 September 130 September 31 March
Revenues 2008 2007 2008 2007 2008
IT Services 47,500 34,919 36% 91,545 66,516 38% 146,626 Audited Audited Audited Audited Audited ITProducts 10 023 6’672 50% 17 486 U’846 48% 26 400 1 Net Income from Sales/Services 65,196 47,847 125,006 89,881 200,397 Consumer Care and Lighting 5,269 3,709 42% 10,396 6,052 72% 15,207 Cost of Sales / Services Others 2’470 2’559 ‘3% 5’756 5’297 9% U’691 a) (Increase)/Decrease in stock in trade (729) (328) (1,062) (51) (592) Eliminations (189) (99) (443) (163) (349) and work in progress TOTAL 65,073 47,760 36% 124,740 89,548 39% 199,575 b) Consumption of raw materials 7,742 4,193 12,336 8,521 17,279 Profit Before Interest and Tax — PBIT c) Purchase of traded goods 6,018 5,040 12,340 7,732 19,576 IT Services 9,959 7,637 30% 19,144 14,332 34% 31,290 d) Other expenditure 31,384 23,258 61,108 44,681 99,016 ITProducts 429 319 34% 677 553 22% 1,227 3 Gross Profit (1-2) 20,781 15,684 40,284 28,998 65,118 Consumer Care and Lighting 643 440 46% 1,252 745 68% 1,900 4 General and Administrative expenses 3,403 2,605 6,584 4,622 10,602 Others 25 132 -81% 206 191 8% 770 5 Selling and Distribution expenses 4,660 3,307 9,182 6,134 13,971 TOTAL 11,056 8,528 30% 21,279 15,821 34% 35,187 6 Depreciation 1,661 1,245 3,239 2,421 5,358 Interest (Net) and Other Income 301 658 585 ___1,526 1,883 7 Operating Profit before interest Profit Before Tax 11,357 9,186 ‘ 24% 21,864” 17,347 “ 26% ‘37,070 (3)-(4+5+6) 11,057 8,527 21,279 15,821 35,187 Income Tax expense 8 Interest expense 1,151 330 1,926 461 1,892 including Fringe Benefit Tax (1,659) (1,046) (3,185) (2,050) (4,550) 9___Exceptional Items
10 Operating Profit after interest and
Profit before Share in earnings of 6 a — . qaqc ciaa too/ i c A-70 i c-70-7 ttw itctn Exceptional Item (7-8-9) 9,906 8,197 19,353 15,360 33,295 associates and minority interest 9,698 8,140 19% 18,679 15,297 22% 32,520 , , , 1rt, , ... . . ... 11 Other i vestme t i come 1,451 989 2,511 1,987 3,775 Share i ear i gs of associates 106 96 213 193 333 12 Profit from Ordi ary Activities
Mi ority i terest (22) 1 34___3 24___before tax (10+11) 11,357 9,186 21,864 17,347 37,070
PROFIT AFTER TAX 9,782 8,237 19% 18,858 15,493 22% 32,829 EAR I GS PER SHARE — EPS — et Profit from Ordi ary Activities Equity shares of par value Rs.2/-each after tax (12-13) 9,698 8,140 18,679 15,297 32,520 Basic (i Rs.) 6.73 5.68 12.97 10.68 22.62 15 Mi ority I terest (22) 1 (34) 3 (24) Diluted (i Rs.) 6.70 5.65 12.92 10.63 22.51 U Share i Ear i gs of Associates 106 96 213 193 333 Operati g Margi 17 Extraordi ary items ( et of tax expe se) IT Services 21.0% 21.9% 20.9% 21.5% 21.3% i8 et Profit for the period (14+15+16-17) 9,782 8,237 18,858 15,493 32,829 ITProducts 4.3% 4.8% 3.9% 4.7% 4.6% 19 Paid up equity share capital 2,926 2,919 2,926 2,919 “ 2,923 Co sumer Care a d Lighti g 12.2% 11.9% 12.0% 12.3% 12.5% (Face value Rs. 2 per share) TOTAL 17.0% 17.9% 17.1% 17.7% 17.6% 20 Reserves excludi g Revaluatio Reserves CAPITAL EMPLOYED (as per bala ce sheet) of previous accou ti g year
113,991 IT Services a d Products 97,104 79,222 97,104 79,222 93,969 21 EAR I GS PER SHARE (EPS) Co sumer Care a d Lighti g 18,942 16,612 18,942 16,612 17,292 Before extraordi ary items ( ot a alised) Others 64,183 41,041 64,183 41,041 50,659 Basic (i Rs.) 6.73 5.68 12.97 10.68 22.62 TOTAL 180,229 136,875 180,229 136,875 161,920 Diluted (i Rs.) 6.70 5.65 12.92 10.63 22.51 CAPITAL EMPLOYED COMPOSITIO After extraordi ary items ( ot a udised) IT Services a d Products 54% 58% 54% 58% 58% Basic (i Rs.) 6.73 5.68 12.97 10.68 22.62 Co sumer Care a d Lighti g 10% 12% 10% 12% 11% Diluted (i Rs.) 6.70 5.65 12.92 10.63 22.51 Others 36% 30% 36% 30% 31% 22 Public shareholdi g TOTAL 100o/ 100o/ 100o/ 100o/ 100o/ umber of shares 278,433,774 275,515,099 278,433,774 275,515,099 277,096,250 RETUR O AVERAGE CAPITAL EMPLOYED Perce tage of holdi g 19.03% 18.88% 19.03% 18.88% 18.96% IT Services a d Products 44% 48% 41% 45% 44% Details of expe diture Items exceedi g iO/o or total expe diture Co sumer Care a d Lighti g 14% 18% 14% 15% 19% , Employee Cost 26,176 19,525 51,348 37,613 82,726
TOTAL 25% 28% 25% 27% 27% _
otes to Segme t Report: Public shareholdi g as defi ed u der clause 40A of the listi g agreeme t (excludes shares be eficially held by promoters a d holders of America Depository Receipt)
a) U til March 31, 2008 the Compa y was reporti g Global IT Services & Products (comprisi g of IT Services & Products a d BPO Services segme ts), I dia & otes to Audited Fi a cial Stateme ts (Co ti ued): AsiaPac IT Services & Products, Co sumer Care & Lighti g a d Others. 4- The total reve ues represe t the aggregate segme t reve ue a d i cludes all allocable other i come a d excha ge differe ces which are reported i other i come I April 2008 the Compa y re-orga ized its IT busi esses by combi i g the Global IT Services & Products a d the I dia & AsiaPac IT Services & Products tu fj a cja1 stateme ts busi esses a d appoi ted joi t CEOs for the combi ed IT busi ess. Co seque t to the re-orga izatio of the Compa y, the Compa y cha ged its system of i ter al fi a cial reporti g to the board of directors a d the Chief Executive Officer wherei the fi a cial results are reported as IT Services a d IT Products. Accordi gly, 5’ I accorda ce with AS 21 Co solidated Fi a cial Stateme ts a d AS 23 Accou ti g for I vestme ts i Associates i Co solidated Fi a cial Stateme ts issued the Compa y ide tified IT services a d IT products as reportable segme ts. There is o cha ge i the reportable segme ts for other busi esses. the I stitute of Chartered Accou ta ts of I dia (ICAI), the co de sed co solidated fi a cial stateme ts of Wipro Limited i clude the fi a cial stateme ts of all Subsidiaries of Wipro Limited which are more tha 50% ow ed a d co trolled a d Associates where the Compa y has sig ifica t i flue ce. Segme t i formatio i respect of earlier period has bee revised to co form to the prese tatio as per curre t reportable segme ts. /tit-, 6. I December ZUU/, the ICAI issued Ab JO. Although Ab JO becomes recomme datory i respect or accou ti g periods comme ci g o or after April 1, /UUy a d b) The segme t report of Wipro Limited a d its co solidated subsidiaries a d associates has bee prepared i accorda ce with the AS 17 “Segme t Reporti g” issued ma datory i respect of accou ti g periods comme ci g o or after April 1, 2011, i March 2008 the ICAI a ou ced that the earlier adoptio of AS 30 is pursua t to the Compa ies (Accou ti g Sta dard) Rules, 2006 a d by The I stitute of Chartered Accou ta ts of I dia. e couraged. AS 30, alo g with limited revisio to other accou ti g sta dards has curre tly ot bee otified pursua t to Compa ies (Accou ti g Sta dard) Rules, c) Segme t reve ue i cludes certai excha ge differe ces which are reported i other i come, i the fi a cial stateme ts. Segme t PBIT for the quarter a d six mo th e ded September 30, 2008 i cludes certai operati g other i come which is outli ed below. O April 1, 2008, the Compa y early adopted AS 30 a d the limited revisio s to other accou ti g sta dards which come i to effect upo adoptio of AS 30. Particulars Quarter e ded September 30, Six mo th e ded September 30, As of March 31, AS 30 states that Particular sectio s of other accou ti g sta dards; AS 4, Co ti ge cies a d Eve ts Occurri g after Bala ce sheet Date, to the exte t it deals with co ti ge cies, AS 11 (revised 2003), The Effects of Cha ges i Foreig Excha ge Rates, to the exte t it deals with the forward excha ge co tracts a d AS 13, 2QQ8 2007 2008 2007 2008 Accou ti g for I vestme ts, except to the exte t it relates to accou ti g for i vestme t properties, would sta d withdraw from the date AS 30 becomes ma datory (April 1,2011 for the Compa y). IT Services 36 43 91 69 419 .
Accordi gly, the Compa y co ti ues to comply with the guida ce u der these accou ti g sta dards; Ab 4 — relati g to Co ti ge cies, Ab 11- relati g to rorward
IT Products 16 1 28 29 53 Co tracts a d AS 13 u til AS 30 becomes ma datory, Co sumer Care & Lighti g 25 17 42 24 71 U til March 31, 2008 the Compa y applied the recog itio a d measureme t pri ciples as set out i AS 30 i accou ti g for derivatives a d hedge accou ti g,
Cha ges i the fair values of derivative fi a cial i strume ts desig ated as cash flow hedges were recog ized directly i shareholders’ fu ds a d reclassified i to the profit a d loss accou t upo the occurre ce of the hedged tra sactio . The Compa y also desig ated derivative fi a cial i strume ts as hedges of et i vestme ts
124 89 266 366 824 i o -i tegral foreig operatio . The portio of the cha ges i fair value of derivative fi a cial i strume ts that was determi ed to be a effective hedge was ooo \j- — recog ised i the shareholders’ fu ds a d was recog ised i the profit a d loss accou t upo sale or disposal of related o -i tegral foreig operatio . Cha ges i d) PBIT for the quarter a d six mo th e ded September 30, 2008 is after co sideri g restricted stock u it amortizatio of Rs 455 Millio a d Rs 888 Millio · 1 /i m d io x/’ii- j d cti x/’ii- 1 j i o 1 i x/-il \ rair value relati g to the i effective portio of the hedges a d derivatives ot desig ated as hedges were recog ized i the profit a d loss accou t as they arose, respectively (2007: Rs 286 Millio a d Rs 572 Millio respectively a d 2008: 1,166 Millio ). As the Compa y was already applyi g the pri ciples of AS 30 i respect of its accou ti g for derivative fi a cial i strume ts i relatio to derivative a d hedge e Capital employed of segme ts is et of curre t liabilities. The et curre t liability of segme ts is as follows:- accou ti g, the early adoptio of AS 30 did ot have a material impact o the Compa y. Particulars As of As of As permitted by AS 30 a d the co seque t limited revisio s to other accou ti g sta dards; duri g the quarter a d six mo th e ded September 30, 2008 the Compa y
September 30, 2008 September 30, 2007 March 31,2008 desig ated a ye -de omi ated foreig curre cy borrowi g amou ti g to JPY 28 billio , alo g with a Cross-Curre cy Swap (CCS), as a hedgi g i strume t to hedge
IT Services a d Products 56 227 38 347 30 456 s e — i vestme t i a o -i tegral foreig operatio . Accordi gly the tra slatio loss o the foreig curre cy borrowi gs a d portio of the cha ges i fair value of CCS which are determi ed to be effective hedge of et i vestme t i o -i tegral foreig operatio s aggregati g to Rs 1,156 millio a d Rs 1,816 Millio for Co sumer Care a d Lighti g Uij j,jjq j,jq/ quar(-er a c s[x mo th e ded September 30,2008 respectively is recog ized i tra slatio reserve i shareholders’ fu ds. The amou ts recog ised i tra slatio Others 17 942 9 953 20 582 reserve would be tra sferred to profit a d loss accou t upo sale or disposal of o -i tegral foreig operatio s. yg 184 51 656 54 420 accorda ce with AS 11, if the Compa y had co ti ued to recog ize tra slatio losses o foreig curre cy borrowi g i the profit a d loss accou t, the foreig curre cy borrowi g would ot have bee eligible to be combi ed with CCS for hedge accou ti g. Co seque tly the CCS also would ot have qualified for hedge
f) The Compa y has four geographic segme ts: I dia, USA, Europe a d Rest of the World. Sig ifica t portio of the segme t assets are i I dia. Reve ue from accou ti g a d cha ges i fair value of CCS would have bee recog ized i the profit a d loss accou t. As a result profit after tax for the quarter a d six mo ths geographic segme ts based o domicile of the customers is outli ed below: e ded September 30, 2008 would have bee lower by Rs. 1,156 Millio a d Rs. 1,816 Millio respectively, Particulars Quarter e ded Six mo th e ded As of September 30, September 30, March 31, As of September 30, 2008 the Compa y had derivative fi a cial i strume ts to sell USD 2,172 Millio , GBP 65 Millio , EUR 12 Millio a d JPY 6,906 Millio
relati g to highly probable forecasted tra sactio s. As of March 31, 2008 the Compa y had derivative fi a cial i strume ts to sell USD 2,497 Millio , GBP 84
2008 A 2007 A 2008 A 2007 A 2008 A Millio , EUR 24 Millio a d JPY 7,682 Millio relati g to highly probable forecasted tra sactio s. As of September 30, 2008 the Compa y has recog ised
I dia 15,354 24 11,914 25 27,912 23 22,100 25 48,847 24 mark-to-market losses of Rs 13,823 Millio (2008: Rs. 1,097 Millio ) relati g to derivative fi a cial i strume ts that are desig ated as effective cash flow hedges USA 28,112 43 20,272 42 54,300 44 39,425 44 87,439 44 i the shareholders’fu ds.
I additio to Ye de omi ated foreig curre cy borrowi g a d related CCS discussed i ote 6, the Compa y had derivative fi a cial i strume ts to sell USD
Eur°Pe 14,638 22 11,717 25 29,111 23 22,262 25 48,259 24 305 Millio a d Euro 65 Millio desig ated as hedge of et i vestme t i o -i tegral foreig operatio s. The Compa y has recog ised mark-to-market losses of Rest of the world 6,969 11 3,857 8 13,417 10 5,761 6 15,030 8 Rs. 2,494 Millio (2008: Rs 495 Millio ) relati g to the above derivative fi a cial i strume ts i tra slatio reserve i the shareholders’ fu ds, 65 073 100 47 760 100 124 740 100 89 548 100 199 575 100 As °f September 30, 2008 the Compa y had u desig ated derivative fi a cial i strume ts to sell USD 320 Millio , GBP 74 Millio a d EUR 47 Millio . As of
1 1 1 1 1 — 1 1 1 1 1 1 March 31, 2008 the Compa y had u desig ated derivative fi a cial i strume ts to sell USD 414 Millio , GBP 58 Millio a d EUR 39 Millio . As of September
___30, 2008 the Compa y has recog ized mark-to-market gai / (losses) o such derivative fi a cial i strume ts through the profit a d loss accou t.
7- Employees covered u der Stock Optio Pla s a d Restricted Stock U it (RSU) Optio Pla s are gra ted a optio to purchase shares of the Compa y at the 3 otes to Audited Fi a cial Stateme ts: respective exercise prices, subject to requireme ts of vesti g co ditio s. These optio s ge erally vest over a period of five years from the date of gra t. Upo vesti g,
1. The above audited fi a cial results were approved by the Board of Directors of the Compa y at its meeti g held o October 22, 2008. the employees ca acquire o e equity share for every optio . The maximum co tractual term for aforeme tio ed stock optio pla s is ge erally 10 years. do PARTICULARS ature Ope i g Complai ts Complai ts The Fi a ce Act, 2007 has i troduced Fri ge Be efit Tax (FBT) o employee stock optio s. The differe ce
Bala ce received disposed U resolved betwee the fair value of the u derlyi g share o the date of vesti g a d the exercise price paid by the .
o -Receipt of Securities Complai t 0 4 4 0 employee is subject to FBT. The Compa y recovers such tax from the employee. Duri g the quarter a d six
o -Receipt of A ual Reports Complai t 0 35 35 0 mo th e ded September 30, 2008 the Compa y has recog ised FBT liability a d related recovery of Rs 86
Millio a d Rs 132 Millio respectively arisi g rom the exercise o stock optio s. The Compa y’s obligatio Correctio / Duplicate Re validatio o ™— d a it? it? a to pay ho I arises o ly upo the exercise o stock optio s. %. Ov iieSaWHwV&sV- v divide d warra ts Request 0 227 227 0 ottdi / o___i e: -l — i — i a a a a 8. The list o subsidiaries is i cluded i the co de sed co solidated i a cial stateme ts o Wipro Limited a d SbBl / Stock bxcha ge Complai ts Complai t 0 0 0 0 iiri 11101 — taao 111 i 1 subsidiaries or the quarter a d six mo ths e ded September JU, ZUUo, which have bee submitted to the
o -Receipt o Divide d warra ts Complai t 0 149 149 0 stock excha ges a d are available o the website o the compa y www.wipro.com a d the stock excha ges.
Others Dispute 1 1 0 9___Pursua t to clause 41(VI)(b)(iii) o the Listi g Agreeme t, we i orm that we have published co solidated Total Q 285 285 Q i a cial results or the quarter a d six mo ths e ded September 30, 2008. The sta dalo e i a cial results ote: There are certai pe di g cases relati g to disputes over title to shares i which the compa y has bee made a party. However these cases are ot Tro ,Lim ted r,the qu ter e ded,SePt mber 30- ,2008 a d riod APril L 2008 to September VH W material i ature ‘ ™0” have bee submitted to the stock excha ges a d are available or the perusal i our compa y website at www.wipro.com a d o stock excha ge’s website o both Mumbai Stock Excha ge a d atio al Stock H H V 3 The above i a cial results have bee prepared i accorda ce with I dia Ge erally Accepted Accou ti g Pri ciples (GAAP) u der historical cost co ve tio Excha ge o I dia Limited amely www.bsei dia.com a d www. sei dia.com. WW 1 L Km · accrual basis, except or certai i a cial i strume ts, which are measured o a air value basis. U i orm accou ti g practices have bee adopted or all the periods except or adoptio o Accou ti g Sta dard (AS) 30, i a cial I strume ts: Recog itio a d Measureme t, rom April 1,2008. GAAP comprises Accou ti g Sta dards (AS), issued by the I stitute o Chartered Accou ta ts o I dia (ICAI) a d other ge erally accepted accou ti g pri ciples i I dia. By order o the board, WIPROTIMIT H The i terim i a cial results have bee prepared i accorda ce with the recog itio , measureme t a d disclosure provisio s o AS 25, I terim i a cial Reyd O ice- Doddaka elli Reporti g issued pursua t to the Compa ies (Accou ti g Sta dards) Rules, 2006. Place: Ba galore
Azim Premji SarjapurRoad Ba galore — 560 035 Date: October 22, 2008 Chairma www.wipro.com